Exhibit 19

Insider Trading Policy

Governance Summary

Policy Owner	Matt Miller, President
Policy Administrator	Brady Burt, Chief Financial Officer
Policy Contact	Brady Burt, Chief Financial Officer
Contact Information	Brady.burt@parknationalbank.com; 740-322-6844
Effective Date	January 16, 2001
Most Recently Updated	October 24, 2025
Policy Version	Version 2.1
File Location	[Park Place URL or File Location]

1. Purpose

This Insider Trading Policy (“Policy”) is established to promote compliance with applicable securities trading laws and stock exchange rules by Park National Corporation (“Corporation”) and the Corporation’s subsidiaries (collectively, the “Park”) and all directors, officers, and employees.

2. Scope

This Policy applies to transactions in the securities of the Corporation and the handling of confidential and material, non-public information about the Corporation and the companies with which the Corporation engages in transactions or does business. The Board of Directors (“Board”) has adopted this Policy to promote compliance with United States federal and state and foreign securities laws, as well as stock exchange rules, that prohibit certain persons who are aware of material, non-public information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material, non-public information to other persons who may trade on the basis of that information.

3. Key Definitions

Covered Insiders: Directors, executive officers, and any other individuals designated by the Pre Clearance Officers, as well as their Family Members and Controlled Entities.

Controlled Entities: Corporations, partnerships, trusts, or other entities influenced or controlled by a Covered Insider.

Family Members: Includes a spouse, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, in laws, anyone living in the household, and any family members whose transactions are directed by or subject to the influence of a Covered Insider.

Material, Non-Public Information (“MNPI”): Information that would affect the market value or trading of a security and that has not been disseminated to the general public. Examples include quarterly or annual financial results, changes to guidance, significant credit events, major customer wins or losses, mergers, acquisitions, divestitures, new product launches, executive changes, regulatory actions, and material cybersecurity incidents. Information is considered public only after broad dissemination (e.g., press release or SEC filing) and two full trading days have elapsed.

Park Parties: All directors (or persons holding similar positions), officers, and/or employees of Park.

Park Securities: Park Corporation stock and any other securities issued by the Corporation, including common shares, options, preferred shares, convertible debentures, warrants, and derivative securities.

Rule 10b5-1 Plan: A written agreement between a corporate insider and a broker that outlines a plan for selling company stock, allowing insiders to sell stock without the risk of insider trading liability, subject to SEC requirements.

Pre-Clearance Officers: The Chief Financial Officer, Chief Legal Officer, or their designee, responsible for pre-clearing transactions in Park Securities by Covered Insiders.

4 Roles and Responsibilities

4.1    Board of Directors

The Board of Directors is responsible for:

•Reviewing and approving Policies and associated modifications.
•Following the Policy and overseeing the Policy Administrators’ implementation of the Policy.

4.2    Policy Administrators

The Chairman of the Board/Chief Executive Officer, President, Chief Financial Officer, and Chief Legal Officer will be responsible for administration of this Policy (such persons collectively, the “Policy Administrators”), are responsible for:

•Providing guidance on the requirements of this Policy.
•Updating and maintaining this Policy.
•Escalating exceptions and interpretations to the Policy, or related significant or supporting policies and procedures, to the relevant governing body for review and/or approval.

4.3 Pre-Clearance Officers. The Chief Financial Officer and Chief Legal Officer will be responsible for:

•Pre‑clearing all transactions in Park Securities by Covered Insiders (including gifts) and maintaining records that support required SEC disclosures.
•Reviewing 10b5-1 Plans when presented.

4.4 Executive Administration. Executive Administration will be responsible for assisting in the administration of the Pre-Clearance process, and reporting transactions by Covered Insiders on Forms 3, 4, and 5, which are required by the SEC.

4.5 Park Parties. All Park Parties are responsible for:
•Reviewing, understanding, and following the Policy.
•Reporting questions or concerns regarding insider trading matters to the Policy Administrators.

5. Policy Requirements

5.1 Generally. No Park Party may place a purchase or sell order or recommend that another person place a purchase or sell order, in the securities of Park or another entity if such Park Party learns or becomes aware of material, non-public information about the other entity in the course of such Park Party’s association with Park. In addition, neither the Corporation nor any of the Corporation’s subsidiaries may engage in transactions in the securities of another entity while aware of material, non-public information about the other entity.

5.2 Transactions Subject to this Policy. This Policy applies to transactions in the Corporation’s securities (collectively referred to in this Policy as “Park Securities”), including the Corporation’s common shares, options to purchase the Corporation’s common shares, or any other type of securities that the Corporation may issue, including (but not limited to) preferred shares, convertible debentures and warrants, as well as derivative securities that are not issued by the Corporation, such as exchange-traded put or call options or swaps relating to Park Securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of Park Securities. For exceptions to this Policy, see the section entitled “Exceptions.”

5.3 Persons Subject to this Policy. This Policy is applicable to all directors, officers, and employees of Park. Park may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material, non-public information.

This Policy also applies to family members who reside with a Park Party (including a spouse, a child or stepchild, an unemancipated child or stepchild who is away at school or otherwise not currently living at home, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in a Park Party’s household but whose transactions in Park Securities are directed by a Park Party or are subject to a Park Party’s influence or control, such as parents or emancipated children who consult with a Park Party before they trade in Park Securities (collectively referred to as “Family Members”). Park Parties are responsible for the transactions of these other persons and, therefore, should make them aware of the need to confer with you before they engage in transactions in Park Securities. Park Parties should treat all such transactions for the purposes of this Policy and applicable securities laws and stock exchange rules as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the decision to engage in the transaction is made by a third party not controlled by, influenced by, or related to a Park Party or a Park Party’s Family Members.

This Policy also applies to any entities that a Park Party influences or controls, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and a Park Party should treat transactions by these Controlled Entities for the purposes of this Policy and applicable securities laws and stock exchange rules as if they were for the Park Party’s own account.

5.3.1 Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Corporation and other entities learned during their association with Park, and to not engage in transactions in Park Securities or the securities of other entities while aware of material, non-public information. Each person subject to this Policy is responsible for making sure that such person complies with this Policy, and that any Family Member or Controlled Entity of such person whose transactions are subject to this Policy, as discussed above under the heading “Persons Subject to this Policy,” also comply with this Policy. In all cases, the responsibility for determining whether a person is aware of material, non-public information rests with that person, and any action on the part of Park, the Policy Administrators or any other director (or person holding a similar position), officer, or employee of Park pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate a person from liability under applicable securities laws and stock exchange rules. You could be subject to severe legal penalties and disciplinary action by Park for any conduct prohibited by this Policy or applicable securities laws.

5.3.2 Post-Termination Transactions. This Policy continues to apply to transactions in Park Securities even after a Park Party’s termination of service to Park. If a person is aware of material, non-public information when such person’s service terminates, that person (and Family Members and Controlled Entities of such person subject to this Policy) may not engage in transactions in Park Securities until that information has become public or is no longer material.

5.4 Generally Prohibited Transactions.

Park Securities. No director, officer, or employee of Park (or any other person designated by this Policy or by Park as subject to this Policy) who is aware of material, non-public information relating to the Corporation, may, directly or indirectly through Family Members or Controlled Entities: (1) Engage in transactions in Park Securities, except as otherwise specified in this Policy under the heading “Exceptions;” (2) Recommend that others engage in transactions in Park Securities; (3) Disclose material, non-public information to persons within Park whose jobs do not require them to have that information, or outside of Park to other persons, including, but not limited to, family members (whether or not included in the defined term “Family Members” within this Policy), friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with Park’s policies regarding the protection of, or authorized external disclosure of, information regarding Park; or (4) Assist anyone engaged in the above activities.

Other Securities. No director, advisory board member, officer, or other employee of Park (or any other person designated by this Policy or by Park as subject to this Policy) who, in the course of working for Park, learns of material, non-public information about a company (1) with which Park does business, including a vendor, customer, or supplier of Park, or (2) that is involved in a potential transaction or business relationship with Park, may engage in transactions in that other company’s securities until the information becomes public or is no longer material.

Park Trades. It is also the Corporation’s policy that neither the Corporation nor any of the Corporation’s subsidiaries may engage in transactions in Park Securities while aware of material, non-public information relating to Park or Park Securities.

Other Considerations. There are no exceptions to this Policy, except as specifically noted in this Policy. Securities transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception.

5.5 Specifically Prohibited Transactions

Particular Transactions. Because there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if any person connected with Park engages in short-term or speculative transactions involving Park Securities, it is the Corporation’s policy that Park Parties do not engage in any of the following activities:

Short-Term Trading. Trading in Park Securities on a short-term basis. Any of the Corporation’s common shares purchased in the open market or in a privately negotiated transaction must be held for a minimum of six months. The SEC’s short-swing profit rule already prevents directors and officers of the Corporation subject to Section 16 of the Securities Act of 1934, as amended (“Section 16 Directors and Officers”), from selling the Corporation’s common shares within six months of their purchase (and vice versa) (a “Short-Swing Transaction”), unless the transaction is exempt from the federal securities laws governing Short-Swing Transactions (the “Short-Swing Rules). We are expanding the Short-Swing Rules to all Park Parties. However, the rule does not apply to stock option exercises (but would apply to any sale of the underlying Corporation common shares), except to the extent required for the Section 16 Directors and Officers to avoid short-swing profit liability due to the circumstances of the stock option exercise and subject to the general prohibition under this Policy against engaging in securities transactions while aware of material, non-public information.

The Pension Protection Act of 2006, as amended, does permit employees holding the Corporation’s common shares as an investment within the KSOP (as defined below) to diversify investments within the KSOP quarterly, subject to the general prohibition under this Policy against engaging in securities transactions while aware of material, non-public information.

Borrowing to Purchase. Borrowing to purchase Park Securities, except in accordance with the Federal Reserve Board’s Regulations T, U and X (i.e., the margin stock rules). The general prohibition under this Policy against engaging in securities transactions while aware of material, non-public information will apply even if a margin sale or foreclosure sale were to occur.

Short Sales. Engaging in the sale of Park Securities that the seller does not own (i.e., short sales).

Derivatives. Buying or selling put options, call options or other derivative securities with respect to Park Securities.

Hedging. Engaging in any hedging or monetization transactions (including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds) related to Park Securities unless (i) the proposed transaction is first submitted to the Pre Clearance Officers for approval at least two weeks prior to the proposed execution of documents evidencing the proposed transaction, together with a written justification for the proposed transaction, and (ii) approved by the Pre Clearance Officers.

Orders. Placing standing or limit orders on Park Securities, provided that limit orders may be placed in the normal course of business to mitigate the risk of short-term price fluctuations, and only so long as the limit is placed close to the then-current price at the time of the transaction.

5.5.1 Quarterly Trading Restrictions. All Park Parties, as well as the Family Members and Controlled Entities of Park Parties, may not execute any transaction involving Park Securities (except as otherwise specified in this Policy under the heading “Exceptions”), during a period beginning on the first day of a fiscal quarter and extending through the second day following the public release of Park’s quarterly earnings for the previous quarter ended (a “Blackout Period). In other words, such persons may only execute transactions in Park Securities during a period beginning on the third business day following the public release of Park’s quarterly earnings and ending at the close of business on the final day of the then current calendar quarter.

5.5.2 Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Corporation and is known by only a few Park Parties. So long as the event remains material and non-public, all directors, executive officers, key accounting and finance, investor relations, legal department personnel of Park and all other persons designated by the Pre-Clearance Officers may not engage in transactions in Park Securities. In addition, Park’s financial results may be sufficiently material in a particular quarter that, in the judgment of the Pre-Clearance Officers, designated persons should refrain from engaging in transactions in Park Securities even sooner than the typical Blackout Period. In that situation, the Pre-Clearance Officers may notify such persons that they should not engage in transactions in Park Securities without disclosing the reasons for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period may fall within the definition of material, nonpublic information; and, therefore, such information will not be announced to Park as a whole and must not be communicated to any other person. Even if the Pre-Clearance Officers have not designated you as a person who must not engage in transactions due to an event-specific trading restriction, you must not engage in a transaction while aware of material, non-public information. Exceptions will not be granted during an event-specific trading restriction period.

5.6 Exceptions

5.6.1 Excepted Transactions. This Policy does not apply in the case of the following transactions, except as specifically noted:

5.6.1.1 Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock units, or the exercise of a tax withholding right pursuant to which a person has elected to have Park withhold a certain amount of the Corporation’s common shares subject to the restricted stock units to satisfy tax withholding requirements upon the vesting of any restricted stock units. This Policy does apply, however, to any market sale of the Corporation’s common shares received upon the vesting of the restricted stock units.

5.6.1.2 Park National Corporation Stock Purchase, Sale, and Divided Reinvestment Plan. This Policy does not apply to purchases of the Corporation’s common shares under the Park National Corporation Stock Purchase, Sale, and Dividend Reinvestment Plan (the “DRP”) resulting from a Park Party’s reinvestment of dividends paid on the Corporation’s common shares. This Policy does apply, however, to (i) voluntary purchases of the Corporation’s common shares resulting from additional cash investments you choose to make under the DRP, and (ii) a Park Party’s election to participate in the DRP or increase your level of participation in the DRP. This Policy also applies to a Park Party’s sale of any of the Corporation’s common shares acquired pursuant to the DRP.

5.6.1.3 Park Employees Stock Ownership Plan. This Policy does not apply to purchases of Park Securities in the Park National Corporation Employees Stock Ownership Plan (the “KSOP”) resulting from a Park Party’s periodic contribution of money to the KSOP pursuant to a payroll deduction election. This Policy does apply, however, to certain elections a Park Party may make under the KSOP, to the extent such elections are available under the KSOP, including (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Corporation’s common shares; (ii) an election to diversify investments within the KSOP; (iii) an election to borrow money against a KSOP account if the loan will result in the liquidation of some or all of the Corporation’s common shares held as an investment by you within the KSOP; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Corporation’s common shares held as an investment by the Park Party with the KSOP.

5.6.2 Rule 10b5-1 Plans. This Policy does not prohibit transactions in Park Securities executed pursuant to an approved plan (a “Rule 10b5-1 Plan”) that meets the conditions specified in Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”). Rule 10b5-1 provides a defense from insider trading liability under Rule 10b-5 under the Exchange Act (“Rule 10b-5”). A compliant Rule 10b5-1 Plan (i) permits the purchase and sale of Park Securities (a) while the person who adopted such plan is aware of material, nonpublic information and (b) during Blackout Periods and event-specific trading restriction periods and (ii) provides the persons adopting such plans with a strong defense against allegations of trading on material, nonpublic information.

In general, a Rule 10b5-1 Plan must be entered into or modified (as specified in Rule 10b5-1) at a time when the person entering or modifying (as specified in Rule 10b5-1) the Rule 10b5-1 Plan is not aware of any material, non-public information. Once the Rule 10b5-1 Plan is adopted or modified (as specified in Rule 10b5-1), the person must not exercise any influence over the amount of Park Securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

A Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, for the Section 16 Directors and Officers, ends on the later of (i) 90 days after the adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of Park’s financial results in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K for the completed fiscal quarter (the Corporation’s fourth fiscal quarter in the case of an Annual Report on Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1); but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan. For persons other than the Section 16 Directors and Officers, the cooling-off period must be at least 30 days after the adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions specified in Rule 10b5-1) and may only enter one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions specified in Rule 10b5-1). Each Section 16 Director and Officer must include a representation in his or her individual Rule 10b5-1 Plan certifying that: (i) such person is not aware of any material, non-public information, and (ii) such person is adopting or modifying (as specified in Rule 10b5-1) the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. Each person entering a Rule 10b5-1 Plan must act in good faith with respect to that Rule 10b5-1 Plan. Finally, each person entering a Rule 10b5-1 Plan must (as soon as possible) notify one of the Pre Clearance Officers to ensure adequate time for reporting considerations.

5.7 Pre-Clearance of Transactions. The Pre-Clearance requirements set forth in this Policy are applicable to Covered Insiders), and their Family Members and Controlled Entities.

5.7.1 Covered Insiders. All transactions in Park Securities by Covered Insiders, including gifts, must be pre‑cleared and approved in advance by a Pre‑Clearance Officer.

5.7.2 Pre-Clearance Request. Requests must be submitted to Executive Administration or directly to a Pre-Clearance Officer at least two business days before the proposed trade. In any request, the Covered Insider will provide the name of the requester, type of transaction (buy, sell, gift, or other), number of shares, intended date of transaction, and confirmation that the requester is not aware of MNPI.

5.7.3 Pre-Clearance Approvals. Approvals expire at the close of trading on the fifth business day after approval, unless earlier revoked. No preclearance will be granted during any blackout or event specific trading restriction period.

5.8 Consequences of Violations

Engaging in transactions in Park Securities while aware of material, non-public information is illegal. Additionally, disclosing material, non-public information (i.e., tipping) to others who then engage in transactions in Park Securities based on that information is illegal. Insider trading violations are pursued vigorously by the SEC, Department of Justice, and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions.

5.9 Section 16 and Form 144 Filings

Park Executive Administration and Legal will assist directors and executive officers with Forms 3, 4, and 5, including timely reporting of gifts, and with coordination of any Form 144 requirements. Pre‑clearance is required prior to any sale that may require a Form 144.

5.10 Acknowledgment

The Park Parties are required to certify their understanding of, and intention to comply with, this Policy and will be required to certify compliance on an annual basis.

6. Exceptions, Escalation, Interpretation, and Enforcement
The Chairman of the Board/Chief Executive Officer, President, Chief Financial Officer, and Chief Legal Officer will be responsible for administration of this Policy (such persons collectively, the “Policy Administrators”). Any matter relevant to the administration of this Policy may be referred to any one of the Policy Administrators, and in the event a question is in need of answer, or an interpretation, approval, or decision is required by the Policy Administrators, such answer, interpretation, approval, or decision shall require the determination of at least two of the Policy Administrators. Exceptions to this Policy may only be made at the discretion of the Policy Administrators. Enforcement of this Policy is the responsibility of the Policy Administrators. All determinations and interpretations of the Policy Administrators shall be final and not subject to further review. A Policy Administrator may not engage in a transaction in the Corporation’s common shares unless at least two of the other Policy Administrators have approved the transaction.

7. Review Requirements

This Policy will be reviewed annually and updated as appropriate by the Policy Owner, subject to the review of the Policy Review Committee and the Board of Director’s approval.

Appendix A: Revision History Tracking
APPENDIX A: Revision History Tracking

Version	Requestor of Change	Date	Summary of Changes
2	Brady Burt / Clint Bailey	October 1, 2024	Migrate to new template; minor changes
2.1	Clint Bailey	October 1, 2025	Annual review; Update for pre-clearance, governance

Appendix B: Related Policies and Supporting Documents

Referenced Policies, Procedures, and Supporting Documents
Insider Trading Policy Acknowledgement

Appendix C: Legal and Regulatory Tagging

Applicable Laws and Regulations
Securities Exchange Act of 1934: Section 10(b) and Rule 10b-5, 17 C.F.R. § 240.10b-5
Insider Trading and Securities Fraud Enforcement Act of 1988: 15 U.S.C. §§ 78u-1, 78u-2
Sarbanes-Oxley Act of 2002: 15 U.S.C. §§ 7201-7262

Appendix D: Abbreviations and Acronyms

Acronym	Reference Name
MNPI	Material, Non Public Information
10b5 1	SEC Rule 10b5 1 Trading Plan
Reg S K	SEC Regulation S K
SEC	Securities and Exchange Commission
DOJ	Department of Justice
DRP	Dividend Reinvestment Plan
KSOP	Employees Stock Ownership Plan